Contact

www.linkedin.com/in/tyler-gage-377a454 (LinkedIn)

Top Skills

Financial Analysis
Corporate Finance
Corporate Strategy

Languages

Spanish (Full Professional)
Portuguese (Elementary)

Tyler Gage

Managing Partner, Long Night Ventures
Bellingham, Washington, United States

Summary

Results-driven, strategic, roll-up-the-sleeves CFO and operations leader with a track record of scaling high-growth companies.

Throughout my 18-year career, I've been a "go-to" executive and advisor for spearheading large-scale expansion and re-organization efforts, structuring and facilitating complex financing transactions, and translating organizational strategy into "nuts and bolts" operating plans and financial models.
I'm determined to help others reach beyond what we thought was possible and to build a more just and sustainable society for communities around the world.

When I'm not in front of a computer screen you can often find me in the North Cascade mountains or the waters of the Salish Sea. I have a deep love for the outdoors and also serve as a wilderness guide and on the Board of Directors of Back to Earth, a youth wilderness immersion and rites of passage non-profit.

Core competencies:

- Identify and coordinate annual/long-term organizational goals to ensure financial stability.
- Responsible for long-range capital planning and budget delivery.
- Manage risk including legal, insurance, governance, IT, and financial controls.
- Develop scalable highly effective teams.
- Oversee the Controller in safeguarding assets and maintaining internal controls.
- Manage tax and audit relationships with CPA firms.
- Reporting on management, KPIs, and analysis of company performance/trends.
- Oversee complex projects that require financial expertise and sophisticated financial models

Experience

Long Night Ventures
Founder & Managing Partner
January 2020 - Present (6 years 4 months)
Bellingham, Washington, United States

- Serve as Fractional CFO and Strategic Advisor to CEOs and Boards of Directors by leveraging my diverse experience across finance, operations and corporate strategy.
- Clients have included high-growth start-ups, Fortune 500 Companies and Government Agencies
- Expert in spearheading large-scale expansion and re-organization efforts, structuring and facilitating complex financing transactions, and translating organizational strategy into "nuts and bolts" operating plans and financial models.
- Invest in high-growth companies with mission-driven solutions across a variety of sectors.

Cairnspring Mills
5 years

Board Chair & Chief Financial Officer
September 2024 - Present (1 year 8 months)

Board of Directors
2021 - September 2024 (3 years)
Burlington, Washington, United States

Founded in 2016, Cairnspring Mills is a regenerative flour mill located in the Skagit Valley of northwest Washington state, producing fresh milled flours made from identity-preserved grains. Customers include many of the highest-end bakeries in the country, including Tartine, Macrina, Breadfarm, Essential Baking and Grand Central Baking, all of whom value our exceptionally flavorful, naturally nutritious, and sustainably produced wheat flour. Seven James Beard Award Chefs and Restaurants use our flour including Chris Bianco (Pizzeria Bianco), Petit Crenn, and others.

Frolic Community
Investor & Financial Advisor
September 2024 - Present (1 year 8 months)

Building on our founders' research at the MIT Center for Real Estate, we are creating pocket-communities of 6-20 homes owned collectively via the Frolic Community cooperative housing model, which is designed to bring homeownership within reach for generational renters and first-time home buyers. We build our projects in partnership with single family home owners who have greater development potential on their land and who want to age in place, house their communities, and shape the future of their neighborhoods. We have 6 projects in development and over 30 in our pipeline, and are looking for fellow dreamers with acumen to join our team.

Learn more about our work here: https://www.frolic.community/who-we-are

Back To Earth
Board Chair & Wilderness Guide
January 2020 - Present (6 years 4 months)
Yosemite Lakes, California, United States

Back to Earth is a nature-based personal wellness and leadership development organization, dedicated to supporting teens and young adults in becoming the most joyful, purposeful and authentic versions of themselves. Founded in 2014 by best friends Eli Marienthal and Jesse Sachs, BTE creates life-changing outdoor experiences for young people, inspiring a deep connection to nature.

Our signature summer backpacking program, W.I.L.D. (Wilderness Immersion & Leadership Development) takes teens on 5, 7 and 10-day adventures in the Yosemite Wilderness Through a variety of awareness and mindfulness practices, we develop relationships with nature that sustain physical, mental and emotional wellbeing. A unique combination of wilderness skills training and rites of passage work fosters a culture of growth and resilience, as well as meaningful connections with peers and adult mentors. The challenges of wilderness immersion allow young people to explore their edges and abilities, while learning to care for themselves and support each other. Learn more at www.backtoearth.org/w-i-l-d

Flying Embers
2 years 8 months

President & Chief Financial Officer
May 2023 - September 2024 (1 year 5 months)

Chief Financial Officer

February 2022 - May 2023 (1 year 4 months)
Ventura, California, United States

Fundación Aliados
Co-Founder & Chairman
2009 - January 2022 (13 years)

Aliados brings together people from different worlds who believe in development without destruction. We're creating resilient community business based on biodiversity in the Andes and the Amazon— and connecting them to markets across the globe. In addition to creating thriving businesses, this work improves the livelihoods of indigenous people, preserves traditional cultures, and protects valuable ecosystems that the world relies on.

In 2018, Aliados was created through the merger of Runa Foundation and PlanJunto.

TERRAFERTIL / NATURE´S HEART
3 years

Managing Director of North America & Europe
2018 - January 2020 (2 years)

Terrafertil was founded in 2005 in Ecuador by three brothers with the idea of sharing unique products from Latin America with the world and bringing the highest quality natural and organic foods from across the world to Latin America. Terrafertil owns Nature's Heart, a leading health and wellness brand in Latin America, and Essential Living Foods, a leading superfood brand in the USA. Additionally, as the largest global supplier of dried goldenberries, the company partners with and improves livelihoods for over 1,400 farming families in Ecuador and Colombia. In 2018 Nestle acquired a majority stake in the company.

Chief Development Officer
February 2017 - January 2018 (1 year)

In 2017 I facilitated the acquisition of Essential Living Foods and in 2018 I helped facilitate a majority investment in the company from Nestlé.

DAVIDsTEA
Member, Board Of Directors (NASDAQ: DTEA)
June 2017 - June 2018 (1 year 1 month)
Montreal, Canada Area

DavidsTea (often stylized as DAVIDsTEA) (in French Les Thés DavidsTea) is a Canadian specialty tea and tea accessory retailer based in Montreal, Quebec. It is the largest Canadian-based specialty tea boutique in the country. Following the company's initial public offering, common stock began trading on the NASDAQ Global Market on June 5, 2015.

Runa LLC
Co-Founder & CEO
2008 - 2017 (9 years)
Brooklyn, NY

RUNA produces clean energy drinks made from a leaf, not a lab. RUNA is brewed with fair-trade, organic certified guayusa leaves, a highly caffeinated Amazonian leaf.

RUNA built the first commercial supply chain for guayusa, and pioneered its introduction to the global market. RUNA has improved livelihoods for thousands of indigenous Kichwa families in the Ecuadorian Amazon and generated millions of dollars of direct income.

In 2018 the company was acquired by All Market Inc, parent company of VitaCoco

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Education

The Wharton School
Master of Business Administration, Graduated with Honors

Brown University
Bachelor of Arts - BA, Graduated with Honors

Pontificia Universidad Católica del Ecuador
Negocios Internacionales